American Acquisition Opportunity Inc

May 26, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Regarding: Letter Dated May 22, 2023

Ms. Menjivar and Mr. Efron:

1.

We note that you have disclosed that principal executive officer and principal financial and accounting officer have concluded that disclosure controls and procedures were effective based on an evaluation conducted during the fiscal quarter ended June 30, 2022. Please amend your Form 10-K to address your conclusion with respect to disclosure controls and procedures as of December 31, 2022.

Response: We agree with the comment and have revised our filing accordingly.

2.

We were not able to locate a conclusion on the effectiveness of your internal controls over financial reporting within your disclosures on page 45. Please amend your Form 10-K to provide management’s conclusion with respect to internal controls over financial reporting as of December 31, 2022.

Response: We agree with the comment and have revised our filing accordingly.

3.

We note that the audit report does not cover the balance sheet as of 12-31-21 or the related financial statements for the period 1-20-21 (inception) to 12-31-21. In an amended Form 10-K filing, please include a revised audit report from your auditor which addresses these financial statement periods.

Response: We agree with the comment and have revised our filing accordingly.

I can be reached with any further questions at 317-318-5737.

Regards,

Kirk P. Taylor, CPA

President and Chief Financial Officer

American Acquisition Opportunity Inc